THE CATHOLIC FUNDS, INC.

                   N-SAR Disclosure for Change in Accountants


Item 77K:  Changes in Registrant's Certifying Accountant

     On August 1, 2002, The Catholic Funds, Inc. (the "Funds") dismissed Arthur Andersen LLP ("Arthur Andersen") as its independent public accountants and appointed PricewaterhouseCoopers LLP ("PWC") as its new independent accountants. The decision to dismiss Arthur Andersen and to retain PWC was recommended by the Funds' audit committee and approved by its Board of Directors in light of Arthur Andersen's discontinuance of auditing operations.

     Arthur Andersen's reports on the Funds' financial statements for the fiscal years ended September 30, 1999, 2000 and 2001 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During those fiscal years of the Funds and as of the subsequent interim period through August 1, 2002 (date of dismissal), there were no disagreements between the Funds and Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to Arthur Andersen's satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports. None of the reportable events described in Item 304(a)(1)(v) of Regulation S-K occurred during those fiscal years or the subsequent interim period through August 1, 2002 (date of dismissal). During those fiscal years and the subsequent interim period through August 1, 2002 (date of dismissal), the Funds did not consult with PWC regarding any of the matters or events set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.